Via Facsimile and U.S. Mail
Mail Stop 4720

March 17, 2010

Mr. Keith K. Katkin
President and Chief Executive Officer
Avanir Pharmaceuticals, Inc.
101 Enterprise, Suite 300
Aliso Viejo, CA 92656

Re: Avanir Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Definitive Proxy Statement on Schedule 14A
File No. 001-15803

Dear Mr. Katkin:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

<u>Business</u>

<u>Docosanol 10% Cream – Cold Sores, page 5</u>

1. Please provide disclosure describing the material terms of your agreement with GSK including term and terminations provisions, amounts paid to date and the range of royalty rates, for example "single digits," "teens," "twenties."

2. Additionally, please identify the two parties to the other collaboration agreements that are currently generating royalty revenues, describe the material terms of these agreements and file them as exhibits. If you believe you are not substantially dependent on these agreements, please provide a legal analysis supporting your belief.

<u>Xenerex Human Antibody Technology – Anthrax/Other Infectious Diseases, page 5</u>

3. Please quantify the amounts received to date from your agreement with Emergent and quantify the potential milestone payments and royalty range.

4. Please identify the San Diego based biotechnology company that purchased your non-anthrax related antibodies and quantify the potential milestone payments and royalty range. Additionally, file the agreement as an exhibit or provide us with an analysis supporting your determination that you are not required to file it.

<u>Patents and Proprietary Rights, page 7</u>

5. We note that you have 52 US patents and 105 foreign patents relating to products other than Zenvia. To the extent any of these other patents are material, please identify the products and/or technology that the patents relate to, disclose when the latest to expire patent for each product or technology is scheduled to expire and disclose the countries in which the product or technology is patented.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

<u>Research and Development</u>

6. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in

Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for your major research and development projects:

a.   The costs incurred during each period presented and to date on the project;
b.   The nature, timing and estimated costs of the efforts necessary to complete the project;
c.   The anticipated completion dates;
d.   The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e.   The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding b. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate

Signatures, page 38

7. We note that your signature page does not include anyone acting in the capacity of Principal Accounting Officer or Controller. If the individual serving in the capacity of Principal Accounting Officer or Controller has signed the 10-K please tell us who this is and confirm that this individual will be identified as the Principal Accounting Officer or Controller in future filings. If the person serving in this capacity has not signed the 10-K, please amend your filing to include the required signatures.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

Annual Bonus Incentive, page 17

8. To the extent that your corporate performance goals were more specifically defined than the goals described on page 18, please provide a more detailed description of the goals. For example, were the goals relating to your cash position and budget management quantified? If they were, the discussion should also be quantified. Additionally, the individual goals for each named executive officer and the extent to which they were achieved should also be discussed. We note your statement that you did not disclose specific goals for competitive reasons. You may request confidential treatment by submitting an analysis describing the potential harm you are likely to experience if these goals are disclosed.

Equity Grants Awarded in Fiscal 2009, page 20

9. Please disclose the performance milestones that each named executive officer must achieve in order for each 6.25% portion of their equity grant to vest.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Keith A. Katkin
Avanir Pharmaceuticals, Inc.
March 17, 2010
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant